BIM Homes, Inc.

3136 Mission Gorge Road, Suite 111

San Diego, California  92120

August 24, 2015

Russell Mancuso

Branch Chief

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

BIM Homes, Inc.

Amendment No. 1 to Registration Statement on Form 10

Filed June 26, 2015

File No. 001-37462

Dear Mr. Mancuso:

In response to your letter dated August 11, 2015, we reply below using your comment numbers.

1.

We have withdrawn the registration statement which was incorrectly tagged as a 10-12B.

2.

We do not believe that the Chapter 11 Bankruptcy Disclosure Statement adds significantly to an understanding of the Plan of Reorganization. We are therefore not including it as an exhibit to the registration statement but are providing it directly to the Commission.

3.

We have added this agreement to our registration as Exhibit 2.2.

4.

Our disclosure at Item 5 has been revised per your comment number 4.

5.

Our disclosure at Item 5 has been revised per your comment number 5.

6.

Our disclosure at Item 5 has been revised per your comment number 6.

7.

Our disclosure has been amended at Item 6 to provide the table required by Regulation S-K Item 402.

8.

Our disclosure has been amended at Item 9 concerning both the shares issued in the bankruptcy and those issued subsequently.

9.

Our disclosure has been amended at Item 11 concerning determination of “fair market value.”

10.

We have examined our financial statements for the period ended March 31, 2015 as they appear on Edgar and all pages appear to us to be labeled “unaudited.” We are therefore uncertain what steps we should take. We have also examined our auditor’s consent letter, Exhibit 23.2, as it appears on Edgar and we do not see any reference to an audit, so we are again uncertain what steps we should take.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel Masters

Daniel Masters

President of BIM Homes, Inc.